Exhibit 99.1

                     Smartlogik sees no slow down in orders


London, 6 April, 2001 (LSE: BSN, NASDAQ: BSTN). In contradiction to reports from competitors out earlier today, Smartlogik, the information discovery arm of Bright Station plc reports that it sees no slow down in orders and that its revenues are continuing to grow quarter-on-quarter, as will be reflected in their Q1 results.

"I think increased competition is one of the key reasons that some of our competitors may be feeling the pinch at the moment," commented Dan Wagner, CEO of Bright Station. "The knowledge management sector is projected to be worth (pound)3bn in Europe alone within the next 2-3 years. There is plenty of room for a host of competitors in such a large market and no-one is yet to stake a claim to any significant market share. Our Smartlogik suite of solutions is consistently winning business in competitive situations."


- ENDS -

For further information please contact:

Campbell Macpherson,                                           020 7930 6900
Strategic Planning & Marketing Director
Bright Station plc
CampbellMacpherson@brightstation.com

James Longfield /Nick Lockwood                                 020 7357 9477
Hogarth Partnership Ltd
jlongfield@hogarthpr.co.uk


Notes to editors:

Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. Its main divisions are:

Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management and information discovery solutions. Smartlogik solutions combine state-of-the-art open technologies that enable user-friendly searching, indexing and categorization of unstructured information with business-friendly implementation services to ensure that every corporation realizes maximum benefit from its Smartlogik solution.

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Sparza - An eCommerce ASP providing online retailers with state-of-the-art
Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and enable retailers to concentrate on the value-adding parts of the business such as customer service, product development and marketing.

WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued and organized into information zones to deliver context specific and accurate information retrieval on the web.

OfficeShopper - The Internet procurement and business supplies vendor providing businesses with everything from copier paper, printer cartridges, the latest fax machines, and the humble paperclip to an impressive range of office furniture.

Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.

Bright Station Symphony - responsible for coordinating the various assets of Bright Station to provide integrated IT solutions for major partners such as Virgin and Intel.